EXHIBIT 97.1

1.0PURPOSE
1.1.This Clawback Policy (this “Policy”), adopted by PTC Therapeutics, Inc. (the “Company”), relates to the Company’s right to recover compensation previously paid to specified employees in certain circumstances, including the recovery of Erroneously Awarded Compensation (as defined below) in accordance with Nasdaq Listing Rule 5608 (“Rule 5608”), which implements Rule 10D-1 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”) (as promulgated pursuant to Section 954 of the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010). This Policy is effective as of October 2, 2023 (the “Effective Date”).
2.0SCOPE
2.1.This Policy applies to all persons who serve or have served as an Executive Officer of the Company.
3.0Policy

3.1.	Clawback Provisions.
3.1.1.	Recovery of Erroneously Awarded Compensation Upon an Accounting Restatement. Subject to the terms of this Policy and the requirements of Rule 5608, if, on or after the Effective Date, the Company is required to prepare an Accounting Restatement, the Company will attempt to recover, reasonably promptly from each Covered Person, any Erroneously Awarded Compensation that was Received by such Covered Person during the Recovery Period pursuant to Incentive-Based Compensation that is subject to this Policy.
3.2.	Interpretation and Administration.
3.2.1.	Role of the Committee. Section 3.1.1 of this Policy will be interpreted by the Committee in a manner that is consistent with Rule 5608 and any other applicable law and this Policy will otherwise be interpreted in the business judgment of the Committee. All decisions and interpretations of the Committee will be final and binding; provided that, with respect to Section 3.1.1, such decisions must be consistent with Rule 5608.
3.2.2.	Compensation Not Subject to this Policy. This Policy does not apply to Incentive-Based Compensation that was Received before the Effective Date. With respect to any Covered Person, this Policy does not apply to Incentive-Based Compensation that was Received by such Covered Person before beginning service as an Executive Officer.
3.2.3.	Determination of Means of Recovery. Subject to the requirement that recovery under Section 2(b) be made reasonably promptly, the Committee will determine the appropriate means of any recovery under this Policy, which may vary between Covered Persons or based on the nature of the applicable Incentive-Based Compensation, and which may involve, without limitation, establishing a deferred repayment plan or setting off against current or future compensation otherwise payable to the Covered Person. Recovery of Erroneously Awarded Compensation under Section 3.1.1 of this Policy will be made without regard to income taxes paid by the Covered Person or by the Company on the Covered Person’s behalf in connection with such Erroneously Awarded Compensation.
3.2.4.	Determination That Recovery is Impracticable. The Company is not required to recover Erroneously Awarded Compensation under Section 3.1.1 of this Policy if a determination is made by the Committee that either (A) after the Company has made and documented a reasonable attempt to recover such Erroneously Awarded Compensation, the direct expense paid to a third party to assist in enforcing this Policy would exceed the amount to be recovered or (B) recovery of such Erroneously Awarded Compensation would likely cause an otherwise tax-qualified retirement plan, under which benefits are broadly available to employees of the registrant, to fail to meet the requirements of Section 401(a)(13) or 411(a) of the Internal Revenue Code and regulations thereunder.
3.2.5.	No Indemnification or Company-Paid Insurance. The Company will not indemnify any Covered Person against the loss of Erroneously Awarded Compensation or any other amounts that may be recovered by the Company in accordance with this Policy and will not pay or reimburse any Covered Person for the purchase of a third-party insurance policy to fund potential recovery obligations.

3.2.6.	Interaction with Other Clawback Provisions. The Company will be deemed to have recovered Erroneously Awarded Compensation in accordance with Section 3.1.1 of this Policy to the extent the Company actually receives such amounts pursuant to any other Company policy, program or agreement (including the Prior Policy), pursuant to Section 304 of the Sarbanes-Oxley Act or otherwise.
3.2.7.	No Limitation on Other Remedies. Nothing in this Policy will be deemed to limit the Company’s right to terminate employment of any Covered Person, to seek recovery of other compensation paid to a Covered Person, or to pursue other rights or remedies available to the Company under applicable law.

4.0compliance and record keeping
4.1.	Compliance
4.1.1.	Adopted by the Board on [September 18, 2023].
4.2.	Record Keeping
4.2.1.	The Legal Department is responsible for all aspects of this Policy.
5.0DEFINITION(S)

Term	Definition
Accounting Restatement

A requirement that the Company prepare an accounting restatement due to the material noncompliance of the Company with any financial reporting requirement under the U.S. federal securities laws, including any required accounting restatement to correct an error in previously issued financial statements that is material to the previously issued financial statements, or that would result in a material misstatement if the error were corrected in the current period or left uncorrected in the current period.

Committee	The Compensation Committee of the Company’s Board of Directors (the “Board”).
Covered Person	A person who served as an Executive Officer at any time during the performance period for the applicable Incentive-Based Compensation.
Erroneously Awarded Compensation

The amount of Incentive-Based Compensation that was Received that exceeds the amount of Incentive-Based Compensation that otherwise would have been Received had the amount of Incentive-Based Compensation been determined based on the restated amounts, computed without regard to any taxes paid by the Covered Person or by the Company on the Covered Person’s behalf. For Incentive-Based Compensation based on stock price or total shareholder return, where the amount of Erroneously Awarded Compensation is not subject to mathematical recalculation directly from the information in an Accounting Restatement, the amount of Erroneously Awarded Compensation will be based on a reasonable estimate by the Committee of the effect of the Accounting Restatement on the stock price or total shareholder return upon which the Incentive-Based Compensation was Received. The Company will maintain documentation of the determination of that reasonable estimate and provide such documentation to Nasdaq.

Executive Officer	The Company’s officers as defined in Rule 16a-1(f) under the Exchange Act.
Financial Reporting Measures

(A) measures that are determined and presented in accordance with the accounting principles used in preparing the Company’s financial statements, and any measures that are derived wholly or in part from such measures (whether or not such measures are presented within the Company’s financial statements or included in a filing made with the U.S. Securities and Exchange Commission), (B) stock price and (C) total shareholder return.

Incentive Based Compensation

Any compensation that is granted, earned, or vested based wholly or in part upon the attainment of a Financial Reporting Measure.

Incentive-Based Compensation is deemed to be “Received” in the Company’s fiscal period during which the Financial Reporting Measure specified in the applicable Incentive-Based Compensation award is attained, even if the payment or grant of the Incentive-Based Compensation occurs after the end of that period or is subject to additional time-based vesting requirements.

Recovery Period

The three completed fiscal years immediately preceding the earlier of: (A) the date the Board, a committee of the Board, or the officer or officers of the Company authorized to take such action if Board action is not required, concludes, or reasonably should have concluded, that the Company is required to prepare an Accounting Restatement; or (B) the date a court, regulator, or other legally authorized body directs the Company to prepare an Accounting Restatement. In addition, if there is a change in the Company’s fiscal year end, the Recovery Period will also include any transition period to the extent required by Rule 5608.

6.0DocumEnT REFERENCES
6.1.	Internal Document Reference(s)
Document No.	Title
N/A	N/A
6.2.	External Document Reference(s)
Document No.	Title
N/A	Securities Exchange Act of 1934 and rules and regulations, thereunder
N/A	Nasdaq Listing Rule 5608
7.0Revision History
Version No.	Description
N/A	N/A
8.0Appendix
Appendix No.	Title
N/A	N/A